

Mail Stop 4631

January 28, 2010

Mr. Meetesth Patel
New Energy Technologies
3905 National Drive, Suite 110
Burtonsville, MD 20866

       RE: New Energy Technologies
               Form 10-K for the fiscal year ended August 31, 2009
               Filed December 15, 2009
               File #333-127953

Dear Mr. Patel:

       We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended August 31, 2009
General

1. On November 5, 2009, we issued comments on your registration statement on Form S-1. Many of these comments pertain to disclosures that also appear in Form 10-K. For example, we issued comments on disclosures about your business, your management's discussion and analysis, and management. Please tell us supplementally where you have included disclosure in response to each of

our November 5 comments, other than comments that specifically relate to the transaction being registered on Form S-1, in your Form 10-K. Please be as specific as possible in your response. For example, you should reference appropriate page numbers, subcaptions and paragraphs throughout your Form 10-K to direct our attention to the specific responsive disclosures. We may have additional comments upon review of your response, and may request that you amend your Form 10-K accordingly.

Cautionary Statement Pursuant to Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995, page 4

2. Please note that the protections of the Private Securities Litigation Reform Act, including the safe harbor for forward looking statements set forth in Section 21E of the Exchange Act and 27A of the Securities Act, do not apply to issuers of penny stock. Please amend this section to remove the references to the Act and to the safe harbor provisions of Sections 21E and 27A, or to explicitly state that these protections do not apply to statements you make. Ensure that your disclosure in future filings is responsive to this comment as well.

3. Please see the exhibit table in Item 601 of Regulation S-K. This table identifies all of the exhibits that you must list in your exhibit index and file or incorporate by reference in to your Form 10-K. For example, you must identify and file or incorporate by reference your charter, bylaws and material contracts as exhibits. Please review Item 601 and amend your Form 10-K to include all of the required items.

Form 10-Q for the quarterly period ended November 30, 2009
Item 4T. Controls and Procedures, page 30
(a)Disclosure Controls and Procedures

4. With a view towards future disclosure please tell us more about the material weakness regarding internal control over financial reporting that led to the error in calculation of the fair failure of the Class F Callable Warrants as of November 30, 2009. You should disclose in greater detail the nature of the material weakness, when the material weakness was identified, by whom it was identified and when the material weakness first began. Please also discuss the specific steps that the company has taken to remediate the material weakness and disclose whether the company believes that the material weakness still exists at the end of the period covered by the report. We may have additional comments upon review of your response.

(b) Internal Control over Financial Reporting

5. We note your disclosure that "[t]here were no changes in the company's internal control over financial reporting, *except as described in (a) above*, that occurred during the period covered by this report . . ." Revise to state clearly, if correct, that there *were* changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Errol Sanderson, Financial Analyst, at (202) 551-3746, Pamela Long, Assistant Director, at (202) 551-3765 or, in their absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant